Exhibit 99.1

INVESTOR Copyright 2024, Siyata Mobile, All Rights Reserved Q1 2024 NASDAQ: SYTA / SYTAW Siyata.net PRESENTATION The New Way To Two - Way TM

SAFE HARBOR This presentation has been prepared by Siyata Mobile Inc . (the “Company”) and may contain forward - looking statements as defined in Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, that are based on the Company’s current expectations, projections and forecasts about future events and trends that the Company believes may affect its business, financial condition, operating results and growth prospects . All statements contained in this presentation other than statements of historical fact, including but not limited to the roll - out of any product or capability, the timing, performance characteristics and utility of any such product or capability, and the impact of any such product or capability on the telecommunications industry, future results of operations and financial position, business strategy and plans, market growth, and objectives for future operations, are forward - looking statements . The words “believe,” “may,” “see,” “will,” “estimate,” “continue,” “anticipate,” “assume,” “intend,” “expect,” “project,” “look forward,” “promise” and similar expressions are intended to identify forward - looking statements . Forward - looking statements are subject to substantial risks, uncertainties and other factors, including but not limited to market prices, the ability of the Company to protect its intellectual property rights, the Company’s ability to retain customers, the Company’s ability to develop technologies, continued availability of capital and financing, and general economic, market or business conditions . The Company undertakes no obligation to update any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law . No representation or warranty, express or implied, is given as to the completeness or accuracy of the information or opinions contained in this document and neither the Company nor any of its directors, officers, employees, agents or advisers accepts any liability for any direct, indirect or consequential loss or damage arising from reliance on such information or opinions . Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding future performance . We own or have rights to trademarks and service marks that we use in connection with the operation of our business, Siyata Mobile Inc . and our logo as well as other protected brands . Solely for convenience, our trademarks and service marks referred to in this presentation are listed without the (SM) and (TM) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names . In addition, graphics, images or illustrations pertaining to or demonstrating our products, data, services and/or technology that may be used herein are intended for illustrative purposes only unless otherwise noted . Additionally, we do not intend for our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies . This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other industry data . These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . The Company has not independently verified the statistical and other industry data generated by independent parties and contained in this presentation and, accordingly, it cannot guarantee their accuracy or completeness . In addition, projections, assumptions and estimates of its future performance and the future performance of the markets in which it competes are necessarily subject to a high degree of uncertainty and risk due to a variety of factors . These and other factors could cause results or outcomes to differ materially from those expressed in the estimates made by the independent parties and by Siyata Mobile . As a foreign private issuer, the Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business and not under generally accepted accounting principles in the United States . This presentation has been prepared by the Company and it may not be reproduced, retransmitted or further distributed to the press or any other person or published, in whole or in part, for any purpose . Failure to comply with this restriction may constitute a violation of applicable securities laws . This presentation does not constitute or form part of and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire securities of the Issuer in any jurisdiction or an inducement to enter into investment activity . No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever and is not intended to be legally binding . 2 The New Way To Two - Way TM | Siyata.net Investor Presentation | Q1 2024

Siyata aims to be the global leader in the rapidly growing Push - to - Talk Over Cellular (PoC) industry by disrupting the legacy Land Mobile Radio (LMR) industry with Next Generation Communication Technology. 3 The New Way To Two - Way TM | Siyata.net Investor Presentation | Q1 2024

COMPANY OVERVIEW

Siyata

A leading developer and distributor of technologically advanced Push-to-Talk Over Cellular devices, including rugged handsets and in-vehicle devices, for global first responders and enterprise customers

OUR HISTORY

Founded Siyata Mobile, Inc., in 2015, with headquarters in Canada.

TARGET GEOGRAPHIES

- UNITED STATES
- CANADA
- EUROPE
- AUSTRALIA
- MIDDLE EAST

DISRUPTING LMR INDUSTRY

Targeting to displace multi-billion $$ market Land Mobile Radio industry leaders:

- **Motorola Solutions Inc.** (NYSE: MSI)
- **L3 Harris Technologies Inc.** (NYSE: LHX)
- **JVC Kenwood Corp.** (TYO: 6632)
- **Tait Communications** (private)

VERTICAL INDUSTRIES


First Responders


Hospitals & Ambulances


Schools & School Buses


Security


Construction


Hotels & Casinos

4 | The New Way To Two-Way™ | Siyata.net Investor Presentation | Q1 2024

PUSH - TO - TALK OVER CELLULAR (POC) EVOLUTION Problems With Land Mobile Radio (LMR) or Two - way radios 1,2 Limited Range City - wide coverage only with dead zones; No nationwide coverage Restricted Functionality Limited to voice & low - capacity data High Cost Very expensive LMR devices, tower sites and maintenance Push - to - Talk over Cellular Delivers Next Gen Communication Technology 3,4 Range PTT handsets work virtually anywhere on cellular networks Functionality Supports PTT, and other data applications Low Cost Much lower cost PTT Handsets, and no customer investment in tower sites • PoC Total Cost of Ownership (TCO) gives savings of at least 70% compared to LMR TCO 5 1. https://blog.peakptt.com/drawbacks - of - traditional - land - mobile - radio - systems/ 2. https:// www.taitradioacademy.com/topic/pros - and - cons - of - land - mobile - radio - lmr/ 3. https:// www.firstnet.gov/network 4. A Brief Look at the Development of Push - To - Talk Technology Through the Ages, Motorola Solutions White Paper 5. Assumes 400 users over 5 - year timeline, compared to operating $2 million P25 LMR network 5 The New Way To Two - Way TM | Siyata.net Investor Presentation | Q1 2024

MARKET **OVERVIEW**

Siyata

The Push-to-Talk Over Cellular (PoC) **Industry is Large and Growing Fast**

Forecast Global PoC growth of **~9.4% CAGR**, to **~$6.95BN** by 2027[1]

(includes devices, PoC system, & monthly PoC service fee)

Reliable communications service and **high-quality audio** are key drivers of PoC growth

TOTAL ADDRESSABLE MARKET RELATIVE GROWTH

Push-to-Talk Over Cellular Market

By Vertical Market


Public Safety & Security
Construction
Energy & Utility
Transportation & Logistics
Manufacturing
Government & Defense
Travel & Hospitality
Others
2019
2027

1. https://www.alliedmarketresearch.com/push-to-talk-over-cellular-market-A05943

6 | The New Way To Two-Way™ | Siyata.net

Investor Presentation | Q1 2024

CHANNEL RELATIONSHIPS PROVIDE GLOBAL REACH

Siyata

Siyata Markets Devices With **Leading Cellular Carriers and Their Distributors**

who sell to their enterprise customers. Leveraging these carrier sales channels and their broad customer base with Siyata's product portfolio means Siyata can maintain a lean operating cost structure.

AT&T | FirstNet | verizon | T Mobile | uscellular | Telstra | stc | kpn | Bell | ROGERS

Siyata gives carriers the ability to activate a SIM card and **generate income otherwise not captured with customers who use LMR.**

- ✓ **Products tested and certified by** wireless carriers
- ✓ Signed distribution contracts **completed**
- ✓ Leveraging wireless carriers' **corporate sales teams**

7 | The New Way To Two-Way™ | Siyata.net

Investor Presentation | Q1 2024

SIYATA’S PUSH - TO - TALK OVER CELLULAR ECOSYSTEM Siyata is the only vendor to wireless carriers who offers differentiated mobile and in - vehicle POC solutions. RUGGED HANDSETS 8 The New Way To Two - Way TM | Siyata.net Investor Presentation | Q1 2024 IN - VEHICLE SOLUTIONS Siyata also sells Cellular Boosters to improve cellular signal in buildings or in vehicles for our customers, and Siyata Real Time View , a video streaming system for first responder or enterprise fleet vehicles.

RUGGED **HANDSETS**

Siyata Specializes in Rugged PTT Handsets: SD7 is our Next Generation PoC Handset Complementing our Portfolio of Disruptive Handsets


SD7

THE SD7 IS A GAME CHANGER

The Perfect Upgrade from land mobile radio (LMR):

- A simple, purpose built, highly functional and rugged Android-based **PTT only** handset
- Rugged **IP68 rated** design protects against dust and debris
- Excellent **sound quality** allowing for clear communication in the presence of background noise
- All the benefits of PoC without the headaches of managing the current generation of rugged smartphones and feature phones
- Robust Next Gen 5G product portfolio coming

9 | The New Way To Two-Way™ | Siyata.net Investor Presentation | Q1 2024

IN-VEHICLE **SOLUTIONS**

Siyata

Complementary and Innovative

VK7 **VEHICLE KIT**

Innovative **in-vehicle solution** that pairs with **SD7**:

- Simple Slide-In connection for SD7 handset
- Connected to vehicle power
- Integrated 10W speaker
- Internal active cooling & heating



UV350 **IN-VEHICLE DEVICE**

Smartphone that is specifically designed to optimize **mobile communications while driving**. The ultimate IoT device for commercial vehicles.

- 4G/LTE
- Always powered
- Supports FirstNet® certified apps including fleet management, dispatch, GPS mapping and other custom solutions



10 | The New Way To Two-Way™ | Siyata.net
Investor Presentation | Q1 2024

MOST RECENT SUMMARY QUARTER RESULTS Higher revenue driven by increasing unit sales of SD7 solution % Q3 2022 YTD Q3 2023 YTD in USD (Unaudited) +45.4% $4,370,387 $6,355,744 Revenue +46.8% $1,219,827 $1,791,104 Gross profit +0.3% 27.9% 28.2% Gross profit margin - 22.4% $12,075,370 $9,375,589 Operating expenses - 30.1% ($10,855,543) ($7,584,485) Net operating loss +4.1% ($8,710,945) ($9,066,789) Net loss 1 - 27.3% ($7,565,614) ($5,502,241) Adjusted EBITDA 2 11 The New Way To Two - Way TM | Siyata.net Investor Presentation | Q1 2024 1. Net losses include non - cash change in fair value of warrant liabilities of ($1,561,765) in Q3 2023 and ($3,437,826) in Q3 2022. 2. Adjusted EBITDA is defined as net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share - based compensation expense

SUMMARY BALANCE SHEETS Unaudited, as of September 30, 2023 in USD $366,155 Cash 1 $2,901,914 Inventory $1,705,149 Accounts Receivable $7,217,602 Total Current Assets $16,197,372 Total Assets $531,521 Bank Factoring $3,860,338 Total Current Liabilities $0 2,3 Debt $3,860,338 Total Liabilities $12,337,034 Stockholders’ Equity $16,197,372 Total Liabilities & Equity 12 The New Way To Two - Way TM | Siyata.net Investor Presentation | Q1 2024 1. On November 1, 2023, the Company completed financing with net proceeds of ~$1.2 million. 2. Entered into an A/R factoring facility to provide financing for anticipated growth 3. The company has advances and promissory notes aggregating $2.2MM that is repayable in weekly/monthly instalments through November 2024. Q3, 2023

CAPITALIZATION TABLE 1. Pro forma to include 37,023 pre - funded warrants, struck at $0.07. 2. Excludes 22,171 options and warrants struck at $770 and higher. 13 The New Way To Two - Way TM | Siyata.net Investor Presentation | Q1 2024 As of February 5, 2024 NASDAQ: SYTA 607,485 Common Shares Outstanding 1 4,390 Restricted Share Units 17,143 Options @ $5.01 629,018 Fully Diluted Shares Outstanding 2

SENIOR MANAGEMENT & BOARD OF DIRECTORS Marc Seelenfreund – Founder and CEO • Over 20 years of experience in the telecom and cellular arena. Founder of leading telecom distribution company with multiple global telecom vendors. • Holds a Law degree and is Chairman of the Board at a leading private university. 14 The New Way To Two - Way TM | Siyata.net Investor Presentation | Q1 2024 Gerald Bernstein – CFO • 20 years experience on private equity financing and tax efficient corporate structuring in multi - jurisdictional arenas. • BCom and Graduate Diploma in Public Accountancy from McGill University; and member of the Canadian Institute of Chartered Accountants since 1987 and a professional chartered accountant. Glenn Kennedy – VP International Sales & Marketing • Over 25 years of sales experience in the telecom industry. Managed sales nationally for Motorola Canada, HTC Canada, and Sonim Technologies. • Honors Bachelor of Arts in Business Administration from the Richard Ivey School of Business at the University of Western Ontario. Gidi Bracha – VP Technology • VP Technology since 2011; spearheads all aspects of development. Head of Car Mobility Products and Director of Type Approvals. • Holds a BA in Engineering and Business Management from the University of Derby, in England. Peter Goldstein – Chairman of the Board • Over 30 years of diverse and global entrepreneurial, client advisory and fund - raising experience; serving as investment banker, director, CEO, founder and advisor to public, private and emerging growth companies • Experienced in strategic planning, M&A and transaction structuring, as well as his own entrepreneurial success. He has steered and completed IPOs, secured private placements and designed crowdfunding campaigns. Gary Herman – Board Member • Over 30 years in investment entities, with a focus on U.S. publicly - traded small and micro - cap companies. • Co - managed Strategic Turnaround Equity Partners, LP (Cayman) from 2006 to 2021. Lourdes Felix – Board Member • A seasoned company executive that has worked with private and public SEC reporting companies. • Ms. Felix’s experience includes a wide variety of industries, including multiple senior roles at BioCorRx as CEO, CFO and President. Stephen Ospalak – Board Member • Over 20 years in telecom, currently SVP Marketing & Operations at BMG Inc. • Served as VP of Products & Services at TELUS Communications Inc . responsible for an annual spend > US $ 1 billion and has held management positions at AT&T .

Siyata is disrupting legacy multi - billion - dollar two - way radio market Initial focus on NA, with future large - scale opportunities in global markets Strong management and board of directors, and experienced sales team Limited competition , with high barriers to entry for new competitors Lean operating cost structure Cellular carrier customers provide comprehensive and rapid access to US$7B PoC Total Available Market 1 Robust Next Gen 5G product portfolio coming INVESTMENT SUMMARY 1. https:// www.alliedmarketresearch.com/push - to - talk - over - cellular - market - A05943 15 The New Way To Two - Way TM | Siyata.net Investor Presentation | Q1 2024

THANK YOU Marc Seelenfreund, CEO marc@siyata.net 16 The New Way To Two - Way TM | Siyata.net Investor Presentation | Q1 2024